Volaris Announces Changes to its Audit and Corporate Governance Committees

Mexico City, Mexico, April 21, 2023 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra low cost airline, operating in Mexico, United States, Central and South America, announced that the shareholders that participated in the Company’s extraordinary shareholders’ meeting held on April 21, 2023, approved, an amendment (the “Amendment”) to the Company’s bylaws to restructure the two committees of the Company’s board of directors. Pursuant to the Amendment, the audit and corporate governance committee was split into two committees: (i) the audit committee and (ii) the corporate governance committee.

Additionally, the compensation and nominations committee ceased to exist and its functions will be carried out by the corporate governance committee.

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 202 and its fleet from 4 to 120 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com